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                             November 10, 2021

       Barrett Evans
       Chief Financial Officer
       Dryworld Brands, Inc.
       201 W Montecito Street
       Santa Barbara, CA 93101

                                                        Re: Dryworld Brands,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed November 3,
2021
                                                            File No. 024-11702

       Dear Mr. Evans:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Joshua Shainess, Legal
       Branch Chief, at (202) 551-7951 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology